

By Electronic Mail

September 29, 2023

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: Innovator ETFs Trust
        Issuer CIK: 0001415726
        Issuer File Number: 811-22135/333-146827
        Form Type: 8-A12B
        Filing Date: September 29, 2023

To Whom It May Concern:

Please be advised that Cboe BZX Exchange, Inc. has received an application dated September 12, 2023, from the above-referenced issuer and has approved the following securities for listing on Cboe BZX Exchange, Inc. ("Exchange"):

- Innovator Premium Income 10 Barrier ETF – October (OCTD)
- Innovator Premium Income 20 Barrier ETF – October (OCTH)
- Innovator Premium Income 30 Barrier ETF – October (OCTJ)
- Innovator Premium Income 40 Barrier ETF – October (OCTQ)
- Innovator U.S. Equity 10 Buffer ETF – Quarterly (ZALT)
- Innovator U.S. Equity 5 to 15 Buffer ETF – Quarterly (EALT)
- Innovator Premium Income 9 Buffer ETF – October (HOCT)
- Innovator Premium Income 15 Buffer ETF – October (LOCT)

In order to facilitate timely listing, the Exchange requests acceleration of registration of these securities under Rule 12d1-2 of the Securities Exchange Act of 1934, as amended. If there are any questions, please call me at (646) 856-8722. Your assistance is greatly appreciated.

Sincerely,

Charles Sullivan
Senior Analyst, Listing Qualifications